SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Lima, March 2, 2005

Messrs.
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Gentlemen:

CREDICORP LTD., in accordance with article 28 of the Capital Markets Law and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, complies with notifying you of the following Material Event:

The Banking Superintendency of Colombia, with Resolution No. 0387 dated February 28, 2005 declared that it did not object to the acquisition of Banco Tequendama S.A. by Banco Sudameris Colombia S.A., which completed the requirements to effect the transaction.

Our Material Event dated October 26, 2004 reported that CREDICORP LTD. approved the sale of 93.73% of the registered and paid equity capital of Banco Tequendama S.A., a Colombian bank of which CREDICORP LTD. had a stake amounting to said percentage. In the same date the Board of Atlantic Security Holding Corporation, a subsidiary of CREDICORP LTD., also approved the sale of 6.27% of the equity capital of Banco Tequendama S.A. Therefore, the Board approved the corresponding sale contract of the shares of Banco Tequendama with the acquiring company GILEX HOLDING B.V. The price for the sale of both of the above mentioned equity stakes was US$32.0 million, payable when the acquiring company GILEX HOLDING B.V. is awarded the required authorization from the Banking Superintendency of Colombia, condition that has been met with the above mentioned Resolution issued by the Colombian regulatory entity.

Gilex Holding B.V. transferred its rights to Banco Sudameris Colombia S.A., which ultimately acquired the shares of Banco Tequendama.

Sincerely,

/s/	Fernando Palao __________________ Fernando Palao Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 02, 2005

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.